Exhibit 99.1

SIMILARWEB ANNOUNCES SECOND QUARTER 2023 RESULTS
Non-GAAP operating margin improved by more than 35 percentage points

TEL AVIV, ISRAEL -- August 8, 2023 -- Similarweb Ltd. (NYSE: SMWB) ("Similarweb" or the "Company"), a leading digital data and analytics company powering critical business decisions, today announced financial results for its second quarter ended June 30, 2023. The Company published a letter to shareholders from management discussing these results, which can be accessed at the link: https://ir.similarweb.com/financials/quarterly-results, located on the Company's investor relations website.
“We delivered another quarter of revenue growth and expanded our operating margin significantly compared to last year at this time,” said Or Offer, Co-Founder and CEO of Similarweb. “We now help over 4,300 businesses win their market. Our customers tell us that our unique data and actionable insights are critical to their success.” Offer added, “We recently announced a new milestone for the Company with the launch of SimilarAskTM in beta release. SimilarAsk is the first digital intelligence generative AI assistant of its kind that answers questions by accessing Similarweb Digital Data, which we believe unlocks tremendous value potential for us."

Second Quarter 2023 Financial Highlights
•Total revenue was $53.7 million, an increase of 13% compared to $47.6 million for the second quarter of 2022.
•GAAP operating loss was $(9.8) million or (18)% of revenue, compared to $(26.5) million or (55.6)% of revenue for the second quarter of 2022.
•GAAP net loss per share was $(0.12), compared to $(0.29) for the second quarter of 2022.
•Non-GAAP operating loss was $(3.5) million or (6)% of revenue, compared to $(19.8) million or (42)% of revenue for the second quarter of 2022.
•Non-GAAP operating loss per share was $(0.04), compared to $(0.26) for the second quarter of 2022.

Exhibit 99.1
•Cash and cash equivalents totalled $73.0 million as of June 30, 2023, compared to $77.8 million as of December 31, 2022.
•Net cash used in operating activities was $(2.3) million, compared to $(13.1) million for the second quarter of 2022.
•Free cash flow was $(2.8) million, compared to $(28.9) million for the second quarter of 2022.
•Normalized free cash flow was $(2.7) million, compared to $(18.9) million for the second quarter of 2022.
Recent Business Highlights
•Grew number of customers to 4,301 as of June 30, 2023, an increase of 12% compared to June 30, 2022.
•Annual revenue per customer was approximately $50,600 in the second quarter of 2023, as compared to $50,700 in the second quarter of 2022.
•Grew number of customers with ARR of $100,000 or more to 356, an increase of 15% compared to June 30, 2022.
•Customers with ARR of $100,000 or more contributed 55% of the total ARR as of June 30, 2023, compared to 53% as of June 30, 2022.
•Dollar-based net retention rate for customers with ARR of $100,000 or more was 109% in the second quarter of 2023 as compared to 127% in the second quarter of 2022.
•Overall dollar-based net retention rate was 101% in the second quarter of 2023 as compared to 115% in the second quarter of 2022.
•Multi-year subscriptions now comprise 42% of our overall ARR as of June 30, 2023, as compared to 36% as of June 30, 2022.
•Remaining performance obligations increased 9% year-over-year, to $174.8 million as of June 30, 2023, as compared to $160.5 million as of June 30, 2022.

Exhibit 99.1
Financial Outlook
“We made progress towards our goal of generating sustained positive free cash flow quarterly by the fourth quarter of 2023,” said Jason Schwartz, Chief Financial Officer of Similarweb. “We continue to focus relentlessly on improving our operating efficiency in this challenging demand environment.”
•Q3 2023 Guidance
◦Total revenue estimated between $54.1 million and $54.5 million, representing approximately 9% growth year over year at the mid-point of the range.
◦Non-GAAP operating loss estimated between $(2.8) million and $(3.2) million.
•FY 2023 Guidance
◦Total revenue estimated between $216.0 million and $218.0 million, representing approximately 12% growth year over year at the mid-point of the range.
◦Non-GAAP operating loss estimated between $(16.0) million and $(17.0) million.
◦We expect to reach sustained positive free cash flow in the fourth quarter of 2023.

The Company’s third quarter and full year 2023 financial outlook is based upon a number of assumptions that are subject to change and many of which are outside the Company’s control. Actual results may vary from these assumptions, and the Company’s expectations may change. There can be no assurance that the Company will achieve these results.
The Company does not provide guidance for operating loss and gross margin, the most directly comparable GAAP measures to non-GAAP operating loss and non-GAAP gross margin, respectively, and similarly cannot provide a reconciliation of these measures to their closest GAAP equivalents without unreasonable effort due to the unavailability of reliable estimates for certain items. These items are not within the Company’s control and may vary greatly between periods and could significantly impact future financial results.

Exhibit 99.1

Conference Call Information
The financial results and business highlights will be discussed on a conference call and webcast scheduled at 8:30 a.m. Eastern Time on Wednesday, August 9, 2023. A live webcast of the call can be accessed from Similarweb’s Investor Relations website at https://ir.similarweb.com. An archived webcast of the conference call will also be made available on the Similarweb website following the call. The live call may also be accessed via telephone at (888) 428-7458 toll-free and at (862) 298-0702 internationally.

About Similarweb: As a trusted platform for understanding online behavior, millions of people rely on Similarweb Digital Data and insights to strengthen their knowledge of the digital world. We empower anyone — from the curious individual to the enterprise business leader — to make smarter decisions by understanding why things happen across the digital ecosystem.

Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to our guidance for the third quarter and full year of 2023 described under "Financial Outlook". Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a number of known and unknown risks, uncertainties, other factors and assumptions that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) our expectations regarding our revenue, expenses and other operating results; (ii) our ability to acquire new customers and successfully retain existing customers; (iii) our ability to increase usage of our solutions and upsell and cross-sell additional solutions; (iv) our ability to achieve or sustain profitability; (v) anticipated trends, growth rates, rising interest rates, rising global inflation and current macroeconomic conditions, and challenges in our business and in the markets in which we operate; (vi) future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements; (vii) the costs and success of our sales and marketing efforts and our ability to promote our brand; (viii) our reliance on key personnel and our ability to identify, recruit and retain skilled personnel; (ix) our ability to effectively manage our growth, including continued international expansion; (x) our reliance

Exhibit 99.1
on certain third party platforms and sources for the collection of data necessary for our solutions; (xi) our ability to protect our intellectual property rights and any costs associated therewith; (xii) our ability to identify and complete acquisitions that complement and expand our reach and platform; (xiii) our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business, including in Israel, the United States, the European Union, the United Kingdom and other jurisdictions where we elect to do business; (xiv) our ability to compete effectively with existing competitors and new market entrants; and (xv) the growth rates of the markets in which we compete.

These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our Form 20-F filed with the Securities and Exchange Commission on March 23, 2023, and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur.

Forward-looking statements represent our beliefs and assumptions only as of the date of this press release. Except as required by law, we undertake no duty to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.

Exhibit 99.1
Non-GAAP Financial Measures
This press release contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software costs. Normalized free cash flow represents free cash flow less capital investments related to the Company's new headquarters, payments received in connection with these capital investments and deferred payments related to business combinations. Non-GAAP operating income (loss), non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses and non-GAAP general and administrative expenses represent the comparable GAAP financial figure operating income (loss) or expense, less share-based compensation, adjustments and payments related to business combinations, amortization of intangible assets and certain other non-recurring items, as applicable and indicated in the above tables.

Other Metrics
Customer acquisition costs (CAC) represent the portion of sales and marketing expenses allocated to acquire new customers. Customer retention costs (CRC) represent the portion of sales and marketing expenses allocated to retain existing customers and to increase existing customers’ subscriptions. Annual recurring revenue (ARR) represents the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. CAC payback period is the estimated time in months to recover CAC in terms of incremental gross profit that newly acquired customers generate. Net retention rate (NRR) represents the comparison of our ARR from the same set of customers as of a certain point in time, relative to the same point in time in the previous year ago period, expressed as a percentage.

Exhibit 99.1

Press Contact:
David Carr
Similarweb
press@similarweb.com

Investor Contact:
Raymond "RJ" Jones
Similarweb
raymond.jones@similarweb.com

Exhibit 99.1
Similarweb Ltd.
Consolidated Balance Sheets
U.S. dollars in thousands (except share and per share data)

	December 31,	June 30,
	2022	2023
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$77,810	$72,980
Restricted deposits	9,814	9,901
Accounts receivable, net	38,141	32,508
Deferred contract costs	9,789	8,997
Prepaid expenses and other current assets	6,628	6,179
Total current assets	142,182	130,565
Property and equipment, net	31,823	30,944
Deferred contract costs, non-current	8,348	6,550
Operating lease right-of-use assets	40,823	37,901
Intangible assets, net	9,561	7,158
Goodwill	12,867	12,867
Other non-current assets	441	24
Total assets	$246,045	$226,009
Liabilities and Shareholders' equity
Current liabilities:
Borrowings under Credit Facility	$25,000	$25,000
Accounts payable	7,144	7,412
Payroll and benefit related liabilities	18,512	15,564
Deferred revenue	93,195	96,778
Other payables and accrued expenses	27,990	23,045
Operating lease liabilities	9,091	7,749
Total current liabilities	180,932	175,548
Deferred revenue, non-current	974	332
Operating lease liabilities, non-current	40,075	36,080
Other long-term liabilities	2,113	1,794
Total liabilities	224,094	213,754
Shareholders' equity
Ordinary Shares, NIS 0.01 par value 500,000,000 shares authorized as of December 31, 2022 and June 30, 2023 (unaudited), 76,435,940 and 77,969,669 shares issued as of December 31, 2022 and June 30, 2023 (unaudited), 76,433,772 and 77,967,501 outstanding as of December 31, 2022 and June 30, 2023 (unaudited), respectively;	210	214
Additional paid-in capital	345,834	357,493
Accumulated other comprehensive income (loss)	(367)	(599)
Accumulated deficit	(323,726)	(344,853)
Total shareholders' equity	21,951	12,255
Total liabilities and shareholders' equity	$246,045	226,009

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Comprehensive Income (Loss)
U.S. dollars in thousands (except share and per share data)

	Six Months Ended June 30,		Three Months Ended June 30,
	2022	2023	2022	2023
	(Unaudited)		(Unaudited)
Revenue	$91,866	$106,431	$47,586	$53,681
Cost of revenue	27,099	24,651	14,004	12,575
Gross profit	64,767	81,780	33,582	41,106
Operating expenses:
Research and development	30,771	28,253	16,058	13,902
Sales and marketing	62,488	55,088	32,146	26,422
General and administrative	24,155	21,276	11,844	10,539
Total operating expenses	117,414	104,617	60,048	50,863
Loss from operations	(52,647)	(22,837)	(26,466)	(9,757)
Finance income, net	5,423	1,965	4,601	610
Loss before income taxes	(47,224)	(20,872)	(21,865)	(9,147)
Provision for income taxes	446	255	196	146
Net loss	$(47,670)	$(21,127)	$(22,061)	$(9,293)
Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.63)	$(0.27)	$(0.29)	$(0.12)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	75,350,079	77,222,490	75,661,037	77,579,279

Net loss	(47,670)	(21,127)	(22,061)	(9,293)
Other comprehensive (loss) income, net of tax
Change in unrealized (loss) gain on cashflow hedges	(1,328)	(232)	(1,414)	45
Total other comprehensive (loss) income, net of tax	(1,328)	(232)	(1,414)	45
Total comprehensive loss	$(48,998)	$(21,359)	$(23,475)	$(9,248)

Exhibit 99.1
Share-based compensation costs included above:
U.S. dollars in thousands

	Six Months Ended June 30,		Three Months Ended June 30,
	2022	2023	2022	2023
	(Unaudited)		(Unaudited)
Cost of revenue	$320	$327	$174	$172
Research and development	2,631	2,850	1,422	1,460
Sales and marketing	3,161	2,730	1,788	1,356
General and administrative	2,454	3,191	1,379	1,701
Total	$8,566	$9,098	$4,763	$4,689

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Six Months Ended June 30,		Three Months Ended June 30,
	2022	2023	2022	2023
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net loss	$(47,670)	$(21,127)	$(22,061)	$(9,293)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,758	5,112	2,709	2,572
Finance expense	1,137	869	906	662
Unrealized loss from hedging future transactions	347	4	343	31
Share-based compensation	8,566	9,098	4,763	4,689
(Gain) loss from sale of equipment	(127)	1	(127)	(1)
Changes in operating assets and liabilities:
Change in operating lease right-of-use assets and liabilities, net	2,095	(2,415)	(1,082)	(1,190)
Decrease in accounts receivable, net	4,333	5,633	3,847	4,989
(Increase) decrease in deferred contract costs	(2,358)	2,590	(591)	1,141
Increase in other current assets	(379)	(880)	(1,483)	(1,130)
(Increase) decrease in other non-current assets	(85)	417	(85)	(14)
Increase (decrease) in accounts payable	1,402	343	(92)	1,402
Increase (decrease) in deferred revenue	12,333	2,941	(185)	(4,302)
Decrease in other non-current liabilities	(428)	(319)	(366)	(225)
Increase (decrease) in other liabilities and accrued expenses	2,940	(4,246)	454	(1,636)
Net cash used in operating activities	(12,136)	(1,979)	(13,050)	(2,305)
Cash flows from investing activities:
Purchase of property and equipment, net	(19,620)	(1,315)	(14,836)	(183)
Capitalized internal-use software costs	(1,375)	(707)	(995)	(274)
Decrease (increase) in restricted deposits	106	(87)	94	(43)
Payment in relation to business combinations	(3,787)	—	(3,787)	—
Net cash used in investing activities	(24,676)	(2,109)	(19,524)	(500)
Cash flows from financing activities:
Proceeds from exercise of stock options	1,761	1,830	1,152	438

Exhibit 99.1

Proceeds from employee share purchase plan	1,234	660	1,234	660
Payments of contingent consideration, net	—	(2,363)	—	—
Net cash provided by financing activities	2,995	127	2,386	1,098
Effect of exchange rates on cash and cash equivalents	(1,137)	(869)	(906)	(662)
Net decrease in cash and cash equivalents	(34,954)	(4,830)	(31,094)	(2,369)
Cash and cash equivalents, beginning of period	128,879	77,810	125,019	75,349
Cash and cash equivalents, end of period	$93,925	$72,980	$93,925	$72,980
Supplemental disclosure of cash flow information:
Interest (received) paid, net	$(16)	$(40)	$1	$(46)
Taxes paid	$241	$1,613	$181	$1,557
Supplemental disclosure of non-cash financing activities:
Additions to operating lease right-of-use assets and liabilities	$8,978	$780	$4,699	$610
Deferred proceeds from exercise of share options included in other current assets	$—	$42	$(479)	$26
Deferred costs of property and equipment incurred during the period included in accounts payable	$3,454	$41	$(7,088)	$(80)
Deferred payments in relation to business combinations held in escrow	$—	$1,269	$—	$—

Schedule A : Business combinations
Working capital (deficit), net (excluding cash and cash equivalents)	(668)	—
Cash refund to be received resulting from adjustment to working capital
Property, plant and equipment	43	—
Goodwill and other intangible assets	4,565	—
Deferred taxes, net	(153)	—
	$3,787	$—

Exhibit 99.1

Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Reconciliation of GAAP gross profit to non-GAAP gross profit

	Six Months Ended June 30,		Three Months Ended June 30,
	2022	2023	2022	2023
	(In thousands)		(In thousands)
GAAP gross profit	$64,767	$81,780	$33,582	$41,106
Add:
Share-based compensation expenses	320	327	174	172
Retention payments related to business combinations	1,145	306	455	218
Amortization of intangible assets related to business combinations	2,151	2,335	1,110	1,167
Non-recurring expenses related to termination of lease agreement and others	35	—	26	—
Non-GAAP gross profit	$68,418	$84,748	$35,347	$42,663
Non-GAAP gross margin	74%	80%	74%	79%

Exhibit 99.1
Reconciliation of Loss from operations (GAAP) to Non-GAAP operating loss

	Six Months Ended June 30,		Three Months Ended June 30,
	2022	2023	2022	2023
	(In thousands)		(In thousands)
Loss from operations	$(52,647)	$(22,837)	$(26,466)	$(9,757)
Add:
Share-based compensation expenses	8,566	9,098	4,763	4,689
Retention payments related to business combinations	1,254	687	542	405
Amortization of intangible assets related to business combinations	2,170	2,403	1,129	1,201
Adjustment of fair value of contingent consideration related to business combinations	682	—	130	—
Non-recurring expenses related to termination of lease agreement and others	559	13	241	—
Capital gain related to sale of operating equipment	(127)	—	(127)	—
Non-GAAP operating loss	$(39,543)	$(10,636)	$(19,788)	$(3,462)
Non-GAAP operating margin	(43)%	(10)%	(42)%	(6)%

Exhibit 99.1
Reconciliation of GAAP operating expenses to non-GAAP operating expenses

	Six Months Ended June 30,		Three Months Ended June 30,
	2022	2023	2022	2023
	(In thousands)		(In thousands)
GAAP research and development	$30,771	$28,253	$16,058	$13,902
Less:
Share-based compensation expenses	2,631	2,850	1,422	1,460
Non-recurring expenses related to termination of lease agreement and others	87	—	64	—
Non-GAAP research and development	$28,053	$25,403	$14,572	$12,442
Non-GAAP research and development margin	31%	24%	31%	23%

GAAP sales and marketing	$62,488	$55,088	$32,146	$26,422
Less:
Share-based compensation expenses	3,161	2,730	1,788	1,356
Retention payments related to business combinations	109	381	87	187
Amortization of intangible assets related to business combinations	19	68	19	34
Non-recurring expenses related to termination of lease agreement and others	381	13	110	—
Non-GAAP sales and marketing	$58,818	$51,896	$30,142	$24,845
Non-GAAP sales and marketing margin	64%	49%	63%	46%

GAAP general and administrative	$24,155	$21,276	$11,844	$10,539
Less:
Share-based compensation expenses	2,454	3,191	1,379	1,701
Adjustment of fair value of contingent consideration related to business combinations	682	—	130	—
Non-recurring expenses related to termination of lease agreement and others	56	—	41	—
Capital gain related to sale of operating equipment	(127)	—	(127)	—
Non-GAAP general and administrative	$21,090	$18,085	$10,421	$8,838
Non-GAAP general and administrative margin	23%	17%	22%	16%

Exhibit 99.1
Reconciliation of Net cash used in operating activities (GAAP) to Free cash flow and normalized free cash flow

	Six Months Ended June 30,		Three Months Ended June 30,
	2022	2023	2022	2023
	(In thousands)		(In thousands)
Net cash used in operating activities	$(12,136)	$(1,979)	$(13,050)	$(2,305)
Purchases of property and equipment, net	(19,620)	(1,315)	(14,836)	(183)
Capitalized internal use software costs	(1,375)	(707)	(995)	(274)
Free cash flow	$(33,131)	$(4,001)	$(28,881)	$(2,762)

Purchases of property and equipment related to the new headquarters	18,279	1,100	13,823	52
Payments received in connection with purchases of property and equipment	(8,017)	—	(3,848)	—
Payments received from escrow in relation to contingent consideration	—	(380)	—	—
Normalized free cash flow	$(22,869)	$(3,281)	$(18,906)	$(2,710)